Exhibit (d)(4)

TIAA-CREF Life Insurance Company 730 Third Avenue New York, NY 10017-3206 212 490-9000 1 800 223-1200

File No.

INSTITUTIONAL CHARITABLE BENEFIT RIDER

The Institutional Charitable Benefit Rider pays, upon the death of the last surviving insured, a supplemental death benefit, over and above the base policy death benefit, equal to one percent (1%) of the base policy’s face amount. The rider must be elected at or before policy issue and cannot be added after the date of policy issue. If the policy rider is not elected at issue, it cannot be added after issue even if the policy’s face amount is increased. Increases or decreases in the base policy face amount after issue will result in a corresponding change in the benefit amount of the Institutional Charitable Benefit Rider.

The designated beneficiary of this rider must be an accredited, non-profit, United States institution of higher learning or research institution whose primary purpose is pursuing scientific and medical research. An eligible institution of higher learning is generally any accredited postsecondary educational institution in the United States offering credit towards a bachelor’s degree, an associate’s degree, a graduate level or professional degree, or another recognized postsecondary credential, or that is eligible to participate in federal financial aid programs under Title IV of the Higher Education Act of 1965.

The beneficiary can be changed once each policy year or at the death of the last surviving insured if the institution no longer exists. The policy owner, or the owner’s estate, shall designate a new institution should that occur. If more than one institution is selected, the benefit will be divided equally or as requested in writing by the policy owner. TIAA-CREF Life Insurance Company will pay the institution(s) in the name of the deceased insured. The costs & benefits of this rider are paid in their entirety by TIAA-CREF Life Insurance Company. Regardless of whether the policy owner elects or declines this optional rider, there is no additional cost.

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